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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

PHELPS DODGE CORPORATION
(Name of Issuer)
Common Stock, par value $6.25 per share
(Title of Class of Securities)
717265102
(CUSIP Number)
John F. Brown
c/o Atticus Management LLC
(f/k/a Atticus Capital, L.L.C.)
152 West 57th Street, 45th Floor
New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	717265102

1	NAMES OF REPORTING PERSONS: Atticus Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3994288

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		20,338,361

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,338,361

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,338,361

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	717265102

1	NAMES OF REPORTING PERSONS: Atticus Capital LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	71-0992507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		20,338,361

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,338,361

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,338,361

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

1	NAMES OF REPORTING PERSONS: Timothy R. Barakett

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		20,338,361

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,338,361

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,338,361

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed on October 14, 2005 (the “Original Filing”), as amended by the amendment filed on December 2, 2005 (“Amendment No. 1”) and as further amended by the amendment filed on February 15, 2006 (“Amendment No. 2”). Information reported in the Original Filing, Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing and Amendment No. 2.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Original Filing, as amended by Amendment No. 1, is hereby amended by adding the following at the end thereof:
As of October 10, 2006, the Reporting Persons are deemed to beneficially own an aggregate of 20,338,361 Shares as detailed in Item 5.
As of October 10, 2006, the aggregate purchase price for the 16,832,461 Shares that the Reporting Persons are deemed to beneficially own is $1,081,104,470 and the aggregate purchase price for the options to purchase 3,505,900 Shares is $28,328,460.
The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by the Reporting Persons have come from the working capital of the Funds and the Accounts.
Item 4. Purpose of Transaction
Item 4 of the Original Filing is hereby amended by adding the following at the end thereof:
As previously disclosed, the Reporting Persons have consulted outside advisors to help them formulate their options with regard to their investment in the Company. The Reporting Persons and an investment bank have recently met with several potential investors, including private equity firms and strategic buyers, to discuss each firm’s possible interest in pursuing an acquisition of the Company.
Item 5. Interest in Securities of the Issuer
Items 5(a) and (b) of the Original Filing, as amended by Amendment No. 1, are hereby amended and restated in their entirety as follows:
(a) and (b) Based on the Issuer’s Definitive Proxy Statement relating to merger or acquisition dated August 25, 2006, as of August 23, 2006 there were 203,973,926 Shares outstanding. As of October 10, 2006, the Reporting Persons are deemed to beneficially own and hold sole dispositive power over an aggregate of 20,338,361 Shares (9.97%) comprised of (i) 16,832,461 Shares owned directly by the Funds and the Accounts and (ii) 3,505,900 Shares issuable upon exercise of options owned by the Funds and the Accounts which are deemed to be outstanding for the purposes of this Schedule 13D.

The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they beneficially own.
Item 5(c) of the Original Filing is hereby amended by adding the following at the end thereof:
(c) All transactions in the Shares effected in the 60 days prior to and including October 10, 2006 are set forth in Exhibit 7 attached hereto.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Original Filing, as amended by Amendment No. 1 and Amendment No. 2, is further amended by adding the following at the end thereof:

Exhibit 7	Schedule of transactions effected in the 60 days prior to and including October 10, 2006

Exhibit 8	Power of Attorney
and by amending and restating in its entirety as follows:

Exhibit 1	Joint Filing Agreement

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 11, 2006

ATTICUS CAPITAL LP
By:	Atticus Management LLC, its general partner

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
Managing Member

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett
* by John F. Brown, attorney-in-fact